Part II: Activities off the Broker-Dealer Operator and its Affiliates

Item 2: Affiliates Trading Activities on the ATS

a. *Are Affiliates of the Broker-Dealer Operator permitted to enter or direct the entry of orders and trading interest into the NMS Stock ATS?*

☒ Yes   ☐ No

If yes, name and describe each type of Affiliate that enters or directs the entry of orders and trading interest into the ATS (e.g., broker-dealer, NMS Stock ATS, investment company, hedge fund, market maker, principal trading firm), and, for each Affiliate, provide the applicable MPID and list the capacity of its orders and trading interest (e.g., principal, agency, riskless principal).

The following are Affiliates of eBX LLC ("eBX") that may directly submit trading interest to the ATS, including the type of entity and the Affiliate's MPID:

   i. Credit Suisse Securities (USA) LLC (Registered Broker-Dealer, FBCO);

   ii. Citigroup Global Markets Inc. (Registered Broker-Dealer, SBSH);

   iii. Merrill Lynch, Pierce, Fenner & Smith Incorporated (Registered Broker-Dealer, ~~MLCO~~**Inactive (no active MPID provided)**); ~~and~~

   iv. National Financial Services LLC (Registered Broker-Dealer, NFSC)~~.~~**;** **and**

   v. **BofA Securities, Inc. (Registered Broker-Dealer, MLCO, MLTL, MLUA and MLZR).**

Each Affiliate may submit trading interest as agent or principal.

b. *If yes, to Item 2(a), are the services that the NMS Stock ATS offers and provides to the Affiliates required to be identified in Item 2(a) the same for all Subscribers?*

☒ Yes   ☐ No

If no, explain any differences in response to the applicable Item number in Part III of this form, as required, and list the applicable Item number here. If there are differences that are not applicable to Part III, explain those differences.

c. *Are there any formal or informal arrangements with an Affiliate required to be identified in Item 2(a) to provide orders or trading interest to the NMS Stock ATS (e.g., undertaking to buy or sell continuously, or to meet specified thresholds of trading or quoting activity)?*

☐ Yes   ☒ No

If yes, identify the Affiliate and respond to the request in Part III, Item 12 of this form.

d. *Can orders and trading interest in the NMS Stock ATS be routed to a Trading Center operated or controlled by an Affiliate of the Broker-Dealer Operator?*

☐ Yes   ☒ No

If yes, respond to the request in Part III, Item 16 of this form.

Item 6:   Activities of Service Providers

    a. *Does any employee of the Broker-Dealer Operator or its Affiliate that services both the operations of the NMS Stock ATS and any other business unit or any Affiliate of the Broker-Dealer Operator ("shared employee") have access to confidential trading information on the NMS Stock ATS?*

    ☒ Yes   ☐ No

    If yes, identify the business unit, Affiliate, or both that the shared employee services, and provide a summary of the role and responsibilities of the shared employee at the ATS and the business unit, Affiliate, or both that the shared employee services.

    eBX is the operator of the LeveL ATS. Additionally, eBX provides outsourced technology support and development to third-parties ("Outsourced Technology Services"), including to Luminex Trading & Analytics LLC ("Luminex") in connection with Luminex's operation of the Luminex ATS. For clarity, eBX's operation of the LeveL ATS and its Outsourced Technology Services are separate business lines of eBX.

    Personnel in eBX's technology and operations departments who are responsible for the technology development and day-to-day operation of the ATS (collectively "Technology and Operations Personnel"), including technology maintenance, support and regulatory reporting services, may have access to confidential trading information on the ATS. This includes information regarding open trading interest and recent execution and cancellation information.

    Certain members of Technology and Operations Personnel also support eBX's Outsourced Technology Services business. In supporting the Outsourced Technology Services business, Technology and Operations Personnel provide services at the direction of the outsourced client that are largely similar to the services they provide in support of the LeveL ATS, including technology development, support and maintenance, day-to-day operational support and regulatory reporting services. At this time, eBX provides Outsourced Technology Services to Luminex in connection with Luminex's operation of the Luminex ATS. In connection with providing Outsourced Technology Services to Luminex, Technology and Operations Personnel may have access to confidential trading information relating to trading activity on the Luminex ATS.

    b. *Does any entity, other than the Broker-Dealer Operator, support the services or functionalities of the NMS Stock ATS ("service provider") that are required to be explained in Part III of this form?*

    ☒ Yes   ☐ No

    If yes, both identify the service provider and provide a summary of the role and responsibilities of the service provider in response to the applicable Item number in Part III of this form, as required. List the applicable Item number here. If there are services or functionalities that are not applicable to Part III, identify the service provider, the services and functionalities, and also provide a summary of the role and responsibilities of the service provider here.

    The LeveL ATS servers are located at the Equinix NY data center. Equinix, as host of the data center, provides cross connects and related connectivity to the ATS. See Part

III Item 6 for additional information.

Pursuant to a fully-disclosed clearing agreement between eBX and ~~Merrill Lynch, Pierce, Fenner & Smith Inc. ("MLPFS"), MLPFS, through its Broadcort division,~~ **BofA Securities, Inc. ("BofA"), BofA** clears and settles all transactions executed on the ATS. See Part III Item 22 for additional information.

c. *If yes to Item 6(b), does the service provider, or any of its Affiliates, use the NMS Stock ATS services?*

☒ Yes   ☐ No

If yes, identify the service provider, or the Affiliate as applicable, and the ATS services that the service provider or its Affiliates use.

~~MLPFS~~**BofA** provides clearance and settlement services to eBX. ~~MLPFS~~**BofA** is a subscriber to the LeveL ATS and may submit trading interest to the LeveL ATS. ~~MLPFS~~**BofA** may use any of the ATS functionality disclosed in this Form ATS-N.

d. *If yes to Item 6(c), are the services that the NMS Stock ATS offers and provides to the entity required to be identified in Item 6(c) the same for all Subscribers?*

☒ *Yes*   ☐ *No*

If no, identify and explain any differences.

N/A

Item 7:   Protection of Confidential Trading Information

a. *Describe the written safeguards and written procedures to protect the confidential trading information of Subscribers to the NMS Stock ATS, including:*

i.   *written standards controlling employees of the ATS that trade for employees' accounts; and*

ii. *written oversight procedures to ensure that the safeguards and procedures described above are implemented and followed.*

ACCESS TO SUBSCRIBER CONFIDENTIAL TRADING INFORMATION:

eBX's sole brokerage business is the operation of the ATS. eBX also provides Outsourced Technology Services, including in connection with Luminex's operation of the Luminex ATS.

Access to the ATS systems is controlled by user credentials, passwords and security certificates assigned by eBX. Access to individual parts of the LeveL ATS trading systems (e.g., to subscriber confidential trading information) is permissioned at the user level. The only employees of eBX with the ability to view open order interest in the LeveL ATS are certain members of eBX's Technology and Operations Personnel. eBX's Technology and Operations Personnel are located in eBX's Charleston, SC office. All other personnel are located in eBX's Boston, MA office. eBX's Boston, MA and Charleston, SC offices both require keycard access for entry.

eBX may grant access to proprietary or confidential information within the LeveL ATS after ensuring an employee or contractor has, where appropriate, undergone a background check and signed non-disclosure and confidentiality agreements. eBX's CCO reviews all requests for access to ensure that the requested access is appropriate given the individual's anticipated responsibilities at eBX. eBX policy prohibits personnel with access to subscriber confidential trading information from sharing such information with personnel not authorized to receive such information and from otherwise using such information for any purpose other than supporting the operation of the ATS or its compliance with applicable rules and regulations. eBX policy prohibits Technology and Operations Personnel from sharing LeveL ATS subscriber confidential trading information with Luminex personnel.

eBX's network configuration utilizes Access Control Lists to limit access from a specific source IP to a specific destination IP. The ATS servers are kept in a secure data center located in NJ which restricts access to essential authorized personnel. Authorized personnel must identify themselves with a government issued Photo ID.

While subscriber confidential trading information is not encrypted within the secured ATS systems, such information is encrypted when exported to third-parties (e.g., for clearance and settlement).

Upon request, eBX will provide subscribers with contra-party execution reports relating to the subscriber's own activity in the ATS and the categorization of its contra-parties. These reports are provided on a two-week delayed basis (*i.e.*, no execution noted in any such report will have occurred within the two weeks prior to the report date). Subscribers may also request that the FIX messages disseminated to the subscriber in connection with each execution in the ATS identify, as applicable, (i) whether the subscriber's order was deemed to provide or remove liquidity, (ii) whether the subscriber executed against itself, (iii) whether the subscriber executed against a third-party (rather than against itself) and (iv) whether the subscriber's Firm Order executed against a Firm-Up Order. Additionally, eBX makes certain aggregated monthly order and execution statistics available on its website. Subscribers may not opt-out from having their information included in these reports.

EMPLOYEE TRADING:

eBX's compliance department obtains from each eBX employee, upon hire, a list of each of the employee's personal and related accounts held at other broker-dealers and makes arrangements to ensure the direct receipt of copies of statements and confirms. Current employees are required to notify eBX compliance of any brokerage accounts opened post-hire and must certify, on an annual basis, that they have identified all brokerage accounts to eBX compliance. eBX policy prohibits employees from maintaining accounts with broker-dealers that do not agree to directly provide eBX copies of the employee's account statements and trade confirmations.

eBX compliance reviews all employee trade confirmations and account statements received for indications of misuse of subscriber confidential trading information, including excessive trading and entering and exiting a position on the same day.

b. *Can a Subscriber consent to the disclosure of its confidential trading information to any Person (not including those employees of the NMS Stock ATS who are operating the system or responsible for its compliance with applicable rules)?*

☒ Yes ☐ No

If yes, explain how and under what conditions.

A subscriber may request that eBX ~~identity~~**identify** the subscriber as counter-party to transactions with one or more designated subscribers. A subscriber wishing to permission the above disclosure (the "Consenting Subscriber") must identify to eBX, via email, those subscribers eligible to receive reports identifying transactions to which the Consenting Subscriber was counter-party (the permissioned subscribers, the "Designated Subscribers"). eBX may thereafter notify the Designated Subscriber of each transaction to which the Consenting Subscriber was counter-party (i) upon request of the Designated Subscriber or (ii) on an order-by-order basis as part of the FIX messages disseminated to the Designated Subscriber. eBX sales personnel notify Designated Subscribers of their "permissioned" status via email. Additionally, the identities of (i) the individual who "staged" the permissioning election and (ii) the individual who accepted the election are electronically recorded in eBX's user database.

Subscribers may permission eBX sales personnel not otherwise involved in the operation of the ATS or its compliance with applicable rules to view the subscriber's activity on a post-trade basis (*e.g.*, executions, cancellations and related order information) for the purpose of providing trading analytics and similar reports (whether to the subscriber itself or, where directed by the subscriber, to a third-party). Such permissioning must be made or confirmed via email to the subscriber's sales coverage team.

c. *If yes to Item 7(b), can a Subscriber withdraw consent to the disclosure of its confidential trading information to any Person (not including those employees of the NMS Stock ATS who are operating the system or responsible for its compliance with applicable rules)?*

☒ Yes   ☐ No

If yes, explain how and under what conditions.

A Consenting Subscriber may remove any Designated Subscriber (*i.e.*, instruct eBX to cease notifying the Designated Subscriber of transactions to which the Consenting Subscriber was counter-party) by notifying eBX. Such election must be made or confirmed via email to the subscriber's sales coverage team.

Subscribers who had previously granted permission for eBX sales personnel not involved in the operation of the LeveL ATS or its compliance with applicable rules to view the subscriber's activity on a post-trade basis in order provide post trade reports may withdraw their consent at any time, for any reason, by notifying eBX. Such election must be made or confirmed via email to the subscriber's sales coverage team.

eBX attempts to process the above requests without any unreasonable delay.

d. *Provide a summary of the roles and responsibilities of any Persons that have access to confidential trading information, the confidential trading information that is accessible by them, and the basis for the access.*

As noted in Part II Item 7(b) above, certain Technology and Operations Personnel, due to their involvement in operating the ATS, have the ability to directly access and view open order interest in the LeveL ATS. This includes (i) personnel who support the ATS' network operations, (ii) personnel who support the ATS' software development and (iii) members of eBX's operations support desk who provide "customer support" services.

Technology and Operations Personnel involved in operating the ATS may access both live order information and execution data across subscribers, including the identity of the subscriber that submitted an order and the parties to a transaction. Such Technology and Operations Personnel may also support eBX's Outsourced Technology Services offering, further discussed at Part II Item 6 above.

Members of eBX's compliance and legal departments may review subscriber confidential trading information in connection with responding to regulatory inquiries, customer inquiries, addressing compliance issues and other similar issues. However, compliance and legal personnel do not have direct access to such information and, instead, are provided such information by Technology and Operations Personnel upon request.

Part III: Manner of Operations

Item 11: Trading Services, Facilities and Rules

a. *Provide a summary of the structure of the NMS Stock ATS marketplace (e.g., crossing system, auction market, limit order matching book) and explain the means and facilities for bringing together the orders of multiple buyers and sellers on the NMS Stock ATS.*

The ATS receives subscribers' orders centrally for future processing and execution by operating a limit order matching book that allows subscribers to submit buy and sell orders and to obtain execution against matching orders submitted in the system. Generally, the ATS accepts orders for all NMS stocks, although the ATS may reject orders in individual symbols to prevent exceeding certain regulatory thresholds (e.g., the fair access and Regulation SCI thresholds). **The ATS treats all orders as being submitted on a "not held" basis.**

The ATS accepts Firm Orders, including Firm-Up Orders, Conditional Orders, Full Day VWAP Orders, VWAP Block Orders and VWAP Sliced Orders.

Conditional and Firm Orders may, subject to the restrictions and relevant order instructions, interact with one another. Generally, Firm Orders represent "firm" trading interest that is eligible to interact immediately at prices at or inside the prevailing NBBO. Conditional Orders represent "conditional" trading interest that will receive invitations to "firm up" where eligible contraside interest exists. Firm Orders, other than Firm-Up Orders sent in response to an invitation to firm-up, may be designated as ineligible to interact with Conditional Orders and where so designated will not invite a Conditional Orders to "firm up." Firm Orders and Conditional Orders may only interact at prices at or inside the prevailing NBBO.

The ATS offers three VWAP Order Types: (i) Full Day VWAP Orders, (ii) VWAP Block Orders and (iii) VWAP Sliced Orders. Execution prices for all VWAP Order Types are determined by the ATS based on executed trades reported via the SIP during the relevant time period. Trading interest submitted as a particular VWAP Order Type is only eligible to interact with other orders of that same VWAP Order Type. The Full Day VWAP order type allows subscribers to submit trading interest prior to regular trading hours that, if matched, will execute at the security's VWAP for that trading day. The VWAP Block order type allows subscribers to submit conditional trading interest that, if firmed-up and anchored with a contraside order, will receive a single execution priced at the VWAP for a designated time period. The VWAP Sliced order type allows subscribers to submit conditional trading interest that, if firmed-up and anchored with a contraside order, will receive multiple executions over a designated period, with each execution priced at the VWAP of the relevant portion or "slice" of the designated period. For all VWAP Order Types the ATS permits executions at prices outside the prevailing NBBO (subject to certain restrictions noted herein).

While a subscriber's order interest is generally not displayed to other subscribers, firm-up invitations identify certain terms of the contraside order interest (e.g., the symbol and side of a contraside order, amongst other information).

The ATS allows subscribers to designate orders, including Firm Orders, Conditional Orders, and VWAP Order Types, as only eligible to interact with, or as ineligible to interact with, orders of designated subscribers. Additionally, subscribers may elect to only interact with, or not interact with, certain groups of subscribers, including groups whose constituents are identified by eBX in its reasonable discretion (see Part III Items 13 and 14 for additional information).

Subscribers may utilize the ATS' counterparty permissioning functionality such that the subscriber's orders, including Firm Orders, Conditional Orders, and VWAP Order Types, are solely eligible to interact with other orders submitted by the subscriber. eBX anticipates that subscribers that are unable to trade report transactions will, or do, utilize this functionality as a means of crossing orders (either as principal or dual agent) and trade reporting or "printing" the resulting transactions.

b. *Are the means and facilities required to be identified in Item 11(a) the same for all Subscribers and the Broker-Dealer Operator?*

☒ Yes ☐ No

If no, identify and explain any differences.

c. *Explain the established, non-discretionary rules and procedures of the NMS Stock ATS, including order interaction rules for the priority, pricing methodologies, allocation, matching, and execution of orders and trading interest, and other procedures governing trading, such as price improvement functionality, price protection mechanisms, short sales, locked-crossed markets, the handling of execution errors, and the time-stamping of orders and executions.*

Firm and Conditional Orders:

The ATS, outside of the Opening Cross and barring additional execution instructions, matches Firm Orders based on the following factors in the following order: (i) price and (ii) time. All orders that are marketable against the NBBO (*i.e.*, buy orders priced at or above the NBO and sell orders priced at or below the NBB) are treated as being on price parity, regardless of the order's actual limit price (e.g., all buy orders with limit prices at or above the NBO are treated as being on price parity). For orders pegged to the midpoint of the NBBO, where (x) the prevailing midpoint is above $1.00, the ATS will round any implicit subpenny limit price down (for buy orders) or up (for sell orders) to the nearest multiple of $0.01 and (y) the prevailing midpoint is less than $1.00, the ATS, where applicable, will round any implicit limit price down (for buy orders) or up (for sell orders) to the nearest multiple of $0.0001. Pegged orders are ranked based on their pegged price and not on any ultimate limit price associated with the order. For purposes of establishing time priority the ATS treats pegged orders as received at the time of original order receipt, rather than as received at each subsequent price change. Where a subscriber modifies a Firm Order, other than to reduce the order's size, the ATS treats the order as received at the time of modification. Notwithstanding the foregoing, Firm-Up Orders may not be modified. The ATS, for the avoidance of doubt, treats a Firm-Up Order's time of receipt as the time the ATS receives the Firm-Up Order (and not the time the ATS received the related Conditional

Order). As between two orders to a match, the order treated by the ATS as having been received first is deemed to "add" liquidity, while the other order is deemed to "remove" liquidity.

Notwithstanding the foregoing, Conditional Orders are not subject to the priority logic discussed above. Rather, where contra-side trading interest exists, all eligible Conditional Orders will receive Invites (i.e., the Conditional Order received first will not have priority in receiving an Invite).

Where two Firm Orders are eligible to be matched at multiple price levels, they will execute at the midpoint of the eligible execution prices. For example, where the NBBO is $20.00 x $20.05, and the ATS receives a limit order to buy at $20.10 and a limit order to sell at $20.02, the limit buy order will be repriced to the NBO (here $20.05) in calculating the midpoint of the orders' eligible execution prices, and the orders will be executed at $20.035 (*i.e.*, the midpoint of eligible execution prices, and not the midpoint of the NBBO). Notwithstanding the foregoing, a Firm-Up Order is only eligible to execute at the midpoint of the NBBO and, for the avoidance of doubt, executions between Firm Orders and Firm-Up Orders will only occur at the midpoint of the NBBO. The ATS will not execute any order outside the NBBO, including in the Opening Crosses.

The ATS disregards any "intermarket-sweep order" designation included with an order. The ATS does not execute orders when the NBBO is crossed. By default, all orders submitted by a subscriber are eligible to execute when the NBBO is locked. However, subscribers may (i) designate, on an order-by-order basis, whether an order is eligible to execute when the NBBO is locked or (ii) designate all orders submitted via a FIX session as ineligible to execute when the NBBO is locked.

The ATS will apply the priorities detailed above with respect to eligible orders and prices only. To the extent an order entered into the ATS may not, by law, rule, regulation or the terms of the order, (i) be crossed with another order, (ii) be crossed at a particular price or (iii) be crossed with a particular subscriber or desk, then such orders will be ineligible for matching or, where applicable, the price adjusted to a permissible price. The ATS will not execute short sale orders at the NBB when a circuit breaker is in effect, although short sales may otherwise be executed at permitted prices. Orders submitted at prices that are impermissible by law or rule (e.g., Rule 612 of Regulation NMS) will be rejected.

Full Day VWAP Orders:

The ATS attempts to cross all open Full Day VWAP Orders at 9:28 AM ET (the "Full Day VWAP Cross"). A single Full Day VWAP Order may match with multiple contra side Full Day VWAP Orders. Where multiple eligible contra-party Full Day VWAP Orders exist, priority is determined based on the following factors in the following order: (i) size and (ii) time of order receipt. Full Day VWAP Orders are ineligible to match outside of the Full Day VWAP Cross. For clarity, Full Day VWAP Orders may only interact with other Full Day VWAP Orders.

Orders that match in the Full Day VWAP Cross are "anchored" for the remainder of the trading day. "Anchored" orders are ineligible to match with other orders in the ATS. The ATS cancels any fully unanchored Full Day VWAP Order following the Full Day VWAP Cross.

As noted above, and unless cancelled by eBX, anchored Full Day VWAP Orders receive an execution price equal to that day's VWAP for the security.

Except where cancelled by eBX, the anchored portion of any Full Day VWAP Order will execute in full (that is, even when the VWAP calculation is terminated "early" due to a Market Wide Circuit Breaker). A Full Day VWAP Order that is cancelled by eBX will not receive an execution.

VWAP Block Orders:

Subscribers may submit Conditional VWAP Block Orders starting at 7:30 AM ET. Conditional VWAP Block Orders are eligible to generate and receive VWAP Block Invites following the ATS' receipt of the Opening Trade Report for the relevant security (as defined at Part III Item 10).

In the event of a conditional match between eligible contra-party Conditional VWAP Block Orders, the Conditional VWAP Block Orders will be canceled by the ATS and an invitation will be sent to each originating subscriber, inviting each subscriber to send a firm-up order in response thereto (such invitations, "VWAP Block Invites," such firm orders sent in response thereto, "Firm VWAP Block Orders"). The ATS will not allow Conditional VWAP Block Orders marked "short" to invite if a Regulation SHO circuit breaker is in effect.

For purposes of determining whether to generate a VWAP Block Invite, contraside Conditional VWAP Block Orders that would be eligible to execute at the midpoint of the prevailing NBBO, and that are otherwise eligible to interact based on the orders' attributes, are considered "eligible." A Conditional VWAP Block Order will only cause a single contra order to generate a VWAP Block Invite. Where multiple eligible contra-party Conditional VWAP Block Orders exist, priority is determined based on the following factors in the following order: (i) order price; (ii) maximum anchor time; and (iii) time of entry. In determining price priority, limit orders are ranked based on their actual limit price. Market orders are treated as being on price parity with other market orders, and are treated as having priority over all limit orders. The ATS will immediately cancel a Conditional VWAP Block Order once that Conditional VWAP Block Order has generated a VWAP Block Invite.

Firm VWAP Block Orders must include market or limit pricing instructions. A Firm VWAP Block Order may include any limit price, although a Firm VWAP Block Order will only anchor if its pricing instruction would allow for an execution at the midpoint of the NBBO at the time of the match.

Firm VWAP Block Orders must contain the same symbol, side, MPID, time-in-force, and Minimum Anchor Quantity as the Conditional VWAP Block Order related to the VWAP Block Invite or the ATS will reject the order. The Firm VWAP Block Order must also include the Bespoke Anchor Time contained in the VWAP Block Invite. The Firm VWAP Block Order quantity must equal or exceed the Minimum Anchor

Quantity of the originating Conditional VWAP Block Order.

Anchored Firm VWAP Block Orders will receive the VWAP of the "VWAP Block Time;" *provided*, however, where the VWAP Block Time is less than one (1) minute no execution will be provided and the anchored orders will be cancelled in full. The VWAP Block Time begins once the Firm VWAP Block Orders are anchored and terminates at the earliest of: (i) the end of the Bespoke Anchor Time; (ii) when the VWAP, as calculated from the start of the VWAP Block Time, equals or exceeds the limit price of an anchored Firm VWAP Block Order; (iii) at the time the relevant security becomes subject to a regulatory halt or Market Wide Circuit Breaker (whether such Market Wide Circuit Breaker is Level 1, 2 or 3); (iv) subscriber cancellation of an anchored Firm VWAP Block Order; and (v) where the anchored sell order is marked "short," when a Regulation SHO circuit breaker comes into effect post-anchor. Where any of clauses (i) through (v) applies, the resulting execution price will be the VWAP for the relevant VWAP Block Time (which, for clarity, is deemed to terminate upon any of the events in clauses (i) through (v) occurring). Where there is no execution during the VWAP Block Time, the execution price is the midpoint of the NBBO at the end of the VWAP Block Time; *provided*, however, that if the midpoint of the NBBO at the end of the VWAP Block Time would violate an order's limit price then both orders will be cancelled without a fill. If the first print during the VWAP Block Time is outside one order's limit price, the anchored Firm VWAP Block Orders are canceled back with no prints (even where the orders had been anchored for longer than a minute). As noted above, the ATS permits Firm VWAP Block Orders to execute at prices outside the prevailing NBBO.

Where an execution occurs prior to the end of the Bespoke Anchor Time, the orders will receive a pro rata execution in proportion to the elapsed Bespoke Anchor Time. By default, such pro rata execution will be rounded up to the nearest round lot; *provided*, however, that where both orders permit mixed or odd lot executions, the execution may be for a mixed or odd lot quantity, as applicable. Following the execution, the unexecuted portion of an anchored Firm VWAP Block Order (if any), is cancelled.

VWAP Sliced Orders:

Subscribers may submit Conditional VWAP Sliced Orders starting at 7:30 AM ET. Conditional VWAP Sliced Orders are eligible to generate and receive VWAP Sliced Invites following the ATS' receipt of the Opening Trade Report for the relevant security (as defined at Part III Item 10).

Invitation. In the event of a conditional match between eligible contra-party Conditional VWAP Sliced Orders, the Conditional VWAP Sliced Orders will be canceled by the ATS and an invitation will be sent to each originating subscriber, inviting each subscriber to send a firm-up order in response thereto (such invitations, "VWAP Sliced Invites," such firm orders sent in response thereto, "Firm VWAP Sliced Orders"). The ATS will not allow Conditional VWAP Sliced Orders marked "short" to invite if a Regulation SHO circuit breaker is in effect.

For purposes of determining whether to generate a VWAP Sliced Invite, contraside

Conditional VWAP Sliced Orders that would be eligible to execute at the midpoint of the prevailing NBBO, and that are otherwise eligible to interact based on the orders' attributes, are considered "eligible." A Conditional VWAP Sliced Order will only cause a single contra order to generate a VWAP Sliced Invite. Where multiple eligible contra-party Conditional VWAP Sliced Orders exist, priority is determined based on the following factors in the following order: (i) order price; (ii) maximum anchor time; and (iii) time of entry. In determining price priority, limit orders are ranked based on their actual limit price. Market orders are treated as being on price parity with other market orders, and market orders are treated as having priority over all limit orders. The ATS will immediately cancel a Conditional VWAP Sliced Order once that Conditional VWAP Sliced Order has generated a VWAP Sliced Invite.

Firm VWAP Sliced Orders must include market or limit pricing instructions. A Firm VWAP Sliced Order may include any limit price, although a Firm VWAP Sliced Order will only anchor if its pricing instruction would allow for an execution at the midpoint of the NBBO at the time of the match.

Firm VWAP Sliced Orders must contain the same symbol, side, MPID, time-in-force, and Minimum Anchor Quantity as the Conditional VWAP Sliced Order related to the VWAP Sliced Invite or the ATS will reject the order. The Firm VWAP Sliced Order must also include the Bespoke Anchor Time contained in the VWAP Sliced Invite. The Firm VWAP Sliced Order quantity must equal or exceed the Minimum Anchor Quantity of the originating Conditional VWAP Sliced Order.

Once anchored, Firm VWAP Sliced Orders will execute for randomized quantities and times (each, a "slice") that, except as noted below, aggregate to the anchored order quantity and Bespoke Anchor Time. Except as noted below, anchored Firm VWAP Sliced Orders in "liquid" names will receive seven (7) executions (that is, they will be executed in seven (7) separate slices), while anchored Firm VWAP Sliced Orders in "illiquid" names will receive five (5) executions. The ATS treats as "liquid" any security that, on a rolling twenty (20) trading day basis, exceeded the average number of executions across all NMS stocks. All other securities are considered "illiquid."

As noted above, anchored Firm VWAP Sliced Orders will receive five (5) or seven (7) separate executions (that is, execute in five (5) or seven (7) slices, as applicable) based upon whether the ATS views the relevant security as "liquid" or "illiquid." Each execution will be for the VWAP of the relevant slice period. For clarity, the VWAP calculation will reset following each slice period although calculations will otherwise be continuous (that is, there is no "pause" between slices). The size of each execution will be for a randomized quantity. In all instances the ATS permits Firm VWAP Sliced Orders to execute at prices outside the prevailing NBBO (that is, each slice may be executed at a price outside the prevailing NBBO).

As noted above, and except as noted below, the ATS will execute anchored Firm VWAP Sliced Orders in five (5) or seven (7) separate executions. Except where one of the following events occurs, the total anchored time will equal the Bespoke Anchor Time for the two Firm VWAP Sliced Orders: (i) the VWAP, as calculated during the relevant slice period, equals or exceeds the limit price of an anchored Firm VWAP Sliced Order; (ii) the relevant security becomes subject to a regulatory halt or a Market

Wide Circuit Breaker (whether such Market Wide Circuit Breaker is Level 1, 2 or 3); (iii) subscriber cancellation of an anchored Firm VWAP Sliced Order or (iv) where the anchored sell order is marked "short," when a Regulation SHO circuit breaker comes into effect post-anchor. Separately, if the first print during a slice period equals or exceeds one order's limit price, the orders will immediately cancel and there will be no execution for that slice period (for clarity, prior slices (executions) will not be impacted). Where there is no print during a slice period the relevant slice will execute at the midpoint of the NBBO.

Where any of the events noted in clauses (i) through (iv) of the immediately foregoing paragraph occurs, or where the first print during a slice period equals or exceeds one order's limit price, the anchored Firm VWAP Sliced Orders will immediately cancel and there will *not* be an execution for that slice period. Any then-unexecuted portion of the order will be cancelled. Previously executed slices will not be impacted.

For all order types, where a subscriber utilizes Internalization-Only functionality (further described in Part III Item 14 below), that subscriber's order will only be eligible to interact with other orders submitted by that subscriber. As a general matter, eBX understands subscribers utilize this functionality to cross orders of the subscriber's underlying customers (or fill the underlying customer's order as principal) and leverage eBX's trade reporting capabilities.

For all order types, trading errors resulting in the ATS are recorded in eBX's error accounts. eBX views trading errors as transactions in the wrong security or side of the market, executions outside an order's limit price, executions based on latent market data and executions at clearly erroneous prices. eBX handles executions at clearly erroneous prices consistent with the applicable rules of the self-regulatory organizations. Potential trading errors can be raised by subscribers or identified by eBX personnel. eBX compliance, after confirming activity represents a trading error, will attempt to place the subscriber in the position it would have been in had the error not occurred.

d. *Are the established, non-discretionary rules and procedures required to be identified in Item 11(c) the same for all Subscribers and the Broker-Dealer Operator?*

☒ Yes ☐ No

If no, identify and explain any differences.

Item 22: Clearance and Settlement

    a. *Describe any procedures and material arrangements undertaken to facilitate the clearance and settlement of transactions on the NMS Stock ATS (e.g., whether the ATS becomes a counterparty, whether it submits trades to a registered clearing agency, or whether it requires Subscribers to have arrangements with a clearing firm).*

    While eBX effects transactions on the ATS as dual-agent, eBX acts as principal for settlement purposes. While, pursuant to a fully-disclosed clearing agreement between eBX and ~~MLPFS, MLPFS~~**BofA, BofA** clears and settles all transactions executed in the ATS, eBX requires every subscriber to either self-clear or have its own clearing arrangement with a clearing firm (for the avoidance of doubt, this may include a separate clearing arrangement between a subscriber and ~~MLPFS~~**BofA**).

    ~~MLPFS~~**BofA** will submit trades to the NSCC for clearing in accordance with any QSR arrangement between ~~MLPFS~~**BofA** and the subscriber or the subscriber's clearing firm.

    b. *Are the procedures and material arrangements undertaken to facilitate the clearance and settlement of transactions on the NMS Stock ATS the same for all Subscribers and the Broker-Dealer Operator?*

    ☒ Yes   ☐ No

    If no, identify and explain any differences.

Item 26: Aggregate Platform Data

    a. *Does the NMS Stock ATS publish or otherwise provide to one or more Subscribers aggregate platform- wide order flow and execution statistics of the ATS that are not otherwise required disclosures under Rule 605 of Regulation NMS?*

    ☒ Yes   ☐ No

    If yes,

    i. *Attach, as Exhibit 4, the most recent disclosure of aggregate platform-wide order flow and execution statistics of the ATS that are not otherwise required disclosures under Rule 605 of Regulation NMS and that the ATS provided to one or more Subscribers as of the end of each calendar quarter.*

    ☒ *Select if, in lieu of filing, {NMS Stock ATS} certifies that the information requested under Exhibit 4 is available at the website provided in Part I, Item 6 of this form and is accurate as of the date of this filing.*

    ii. *Attach, as Exhibit 5, a list and explanation of the categories or metrics for the aggregate platform-wide order flow and execution statistics provided as Exhibit 4 and explain the criteria or methodology used to calculate aggregate platform-wide order flow and execution statistics.*

    ☐☒ *Select if, in lieu of filing, {NMS Stock ATS} certifies that the information requested under Exhibit 5 is available at the website provided in Part I, Item 6 of this form and is accurate as of the date of this filing.*